Exhibit 12.1

HANESBRANDS INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Years Ended
	January 2,	January 3,	December 28,	December 29,	December 31,
	2016	2015	2013	2012	2011
Earnings, as defined:
Income from continuing operations
before income tax expense,
noncontrolling interest and
income/loss from equity investees	$474,568	$464,836	$395,866	$263,606	$284,822
Fixed charges	156,303	129,034	129,034	163,475	183,030
Amortization of capitalized interest	2,758	2,719	2,754	2,842	3,252
Interest capitalized	(2,566)	(1,355)	(930)	(1,155)	(2,043)
Noncontrolling interest in pre-tax
income	—	—	—	—	—
Total earnings, as defined	$631,063	$595,234	$526,724	$428,768	$469,061
Fixed charges, as defined:
Interest expense	$114,686	$93,080	$97,054	$130,094	$148,759
Amortized premiums, discounts and
capitalized expenses related to
indebtedness	7,077	6,011	6,921	9,168	10,367
Interest factor in rental expenses	34,540	29,886	25,059	24,213	23,904
Total fixed charges, as defined	$156,303	$128,977	$129,034	$163,475	$183,030

Ratio of earnings to fixed charges	4.04	4.62	4.08	2.62	2.56

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Registration Statement. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company's uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.